The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, PA 19087

September 24, 2021

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Corey Rose, of Dechert LLP, and me on August 31, 2021, with respect to the Registrant’s Post-Effective Amendment No. 166, filed on July 14, 2021, relating to Hartford Schroders Diversified Emerging Markets Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Fund.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are attached as Appendix I.

2.	Comment:	With respect to the expense reimbursement arrangement disclosed in footnote 2 to the Fund’s Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party.

Response:	Amounts reimbursed under the expense reimbursement arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

3.	Comment:	On page 3 of the prospectus, the disclosure states that the Sub-Advisers “currently consider emerging market companies to be issuers listed or domiciled in, deriving a substantial portion of their revenues from, or having a substantial portion of their assets in emerging markets.” Please define “substantial.”

Response:	The Fund defines a company that derives a “substantial” portion of its revenues from or has a “substantial” portion of its assets in emerging markets to be any company that the Sub-Advisers determine derives more than 50% of its revenues or profits from or has more than 50% of its assets in or one or more emerging market countries. The Registrant has revised the disclosure consistent with this comment.

4.	Comment:	If the Sub-Advisers may rely upon third-parties for environmental, social and/or governance (ESG) data or scores as part of the Fund’s principal investment strategy, please clarify the types of data that may be utilized.

Response:	The Registrant confirms that the Sub-Advisers do not rely primarily on third-party service providers for ESG data or scores.

5.	Comment:	Please disclose where appropriate how the Fund will address ESG proxy issues for portfolio companies or advise why you believe that is unnecessary.

Response:	The Registrant believes that the existing disclosure in the SAI, which describes the Fund’s proxy voting policies and procedures, sufficiently describes how the Fund will approach relevant ESG proxy voting issues. Accordingly, the Registrant declines to revise the disclosure.

Should you have any questions, please feel free to contact the undersigned at (610) 386-1789 or at michelle.lombardo@hartfordfunds.com or Corey F. Rose of Dechert LLP at (202) 261-3314 or corey.rose@dechert.com.

Sincerely,

/s/ Michelle M. Lombardo
Michelle M. Lombardo
Assistant Secretary

cc:	Corey F. Rose, Esq.

Appendix I

YOUR EXPENSES. The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. Please contact your financial intermediary for more information regarding whether you may be required to pay a brokerage commission or other fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Share Class	SDR
Management fees	0.84%
Distribution and service (12b-1) fees	None
Other expenses(1)	0.15%
Total annual fund operating expenses	0.99%
Fee waiver and/or expense reimbursement(2)	0.10%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(2)	0.89%

(1)	“Other expenses” are based on estimated amounts for the current fiscal year.

(2)	Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to limit total annual fund operating expenses as follows: 0.89% (Class SDR). This contractual arrangement will remain in effect until September 30, 2022 unless the Board of Directors of The Hartford Mutual Funds II, Inc. approves its earlier termination.

Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that:

•	Your investment has a 5% return each year

•	The Fund’s operating expenses remain the same (except that the example reflects the fee waiver and/or expense reimbursement arrangement reflected in the table above for only the first year)

•	You reinvest all dividends and distributions.

Your actual costs may be higher or lower. Based on these assumptions, you would pay the following expenses whether or not you were to redeem your investment at the end of each time period indicated:

Share Class	Year 1	Year 3
SDR	$91	$305